FORM 4 U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b)

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public

Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [3 ] Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other (specify below) Director
HABIBI	BABAK		BRAINTECH, INC. - BRHI
(Last)	(First)	(Middle)
3308 Manning Crescent			3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year December/2002
7. Individual or Joint/Group Filing (Check applicable line) [3 ] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
(Street)					6. If Amendment, Date of Original (Month/Day/Year)

North Vancouver, British Columbia V7H 2R6
(City) (State) (Zip) * If the Form is filed by more than one Reporting Person, see Instructions 4(b)(v).			Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)			2. Transaction Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	Amount	(A) or (D)	Price
Common Stock			06/26/2001	P		133,334	A	$0.75	133,334	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

(Print or Type Response)

FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month, Day, Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Warrants	$0.75	06/26/2001	A		66,667		06/26/01	02/28/03		66,667	$fwingdings;	66,667	D
Stock Options	$1.00	04/20/1999	A		13,000		04/29/99	04/19/04		13,000	N/A	13,000
	$1.25	12/01/2000	A		20,000		05/01/01	11/30/05		20,000	N/A	33,000	D
	$1.25	12/01/2000	A		20,000		11/01/01	11/30/05		20,000	N/A	53,000	D
	$1.25	12/01/2000	A		20,000		05/01/02	11/30/05		20,000	N/A	73,000	D
	$1.25	12/01/2000	A		20,000		11/01/02	11/30/05		20,000	N/A	93,000	D
	$0.20	12/17/2002	A		15,000		12/17/02	12/16/07		15,000	N/A	108,000	D
	$0.20	12/17/2002	A		45,000		06/17/03	12/16/07		45,000	N/A	153,000	D
	$0.20	12/17/2002	A		45,000		12/17/03	12/16/07		45,000	N/A	198,000	D
	$0.20	12/17/2002	A		45,000		06/17/04	12/16/07		45,000	N/A	243,000	D
Explanation of Responses:
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.							/s/ Babak Habibi					December 17, 2002
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).							**Signature of Reporting Person					Date
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.